                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  AMENDMENT TO
                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                                 NOVACARE, INC.
         -------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
         -------------------------------------------------------------
                         (Title of Class of Securities)

                                   669930 10 9
         -------------------------------------------------------------
                                 (CUSIP Number)

                                  Lance C. Balk
                                Kirkland & Ellis
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 446-4940
         -------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              September 27, 1999
              --------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.


            NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                 (Page 1 of 4)

--------------------------------------------------------------------------------

    CUSIP No. 669930 10 9                 13D                  Page 2 of 5 Pages
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

     1  NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------

        LDN Stuyvie Partnership
        73-1526937
--------------------------------------------------------------------------------

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /


                                                                         (b) / /

--------------------------------------------------------------------------------

     3  SEC USE ONLY
--------------------------------------------------------------------------------


     4  SOURCE OF FUNDS*
--------------------------------------------------------------------------------

                                                                            00


--------------------------------------------------------------------------------
     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                                    / /

--------------------------------------------------------------------------------
     6  CITIZENSHIP OR PLACE OF ORGANIZATION                           Oklahoma


--------------------------------------------------------------------------------
 NUMBER OF        7  SOLE VOTING POWER
   SHARES                                                          11,046,955
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY
    EACH           8  SHARED VOTING POWER
 REPORTING         -------------------------------------------------------------
PERSON WITH

                   9  SOLE DISPOSITIVE POWER                       11,046,955
                   -------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER


                  --------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                      11,046,955

--------------------------------------------------------------------------------

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN SHARES* //

--------------------------------------------------------------------------------

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            17.4%

--------------------------------------------------------------------------------

    14  TYPE OF REPORTING PERSON*                                      PN

--------------------------------------------------------------------------------


                                 (Page 2 of 4)

    CUSIP No. 669930 10 9                      13D             Page 3 of 5 Pages
--------------------------------------------------------------------------------



     1  NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------

        Stuyvesant Pierrepont Comfort

--------------------------------------------------------------------------------

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   / /
                                                                (b)   / /
--------------------------------------------------------------------------------

     3  SEC USE ONLY
--------------------------------------------------------------------------------


     4  SOURCE OF FUNDS*                                                     OO
--------------------------------------------------------------------------------

     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                                   / /




--------------------------------------------------------------------------------
     6  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------
 NUMBER OF        7  SOLE VOTING POWER
   SHARES
BENEFICIALLY                                                       11,046,955
  OWNED BY        --------------------------------------------------------------
    EACH          8  SHARED VOTING POWER
 REPORTING        --------------------------------------------------------------
PERSON WITH

                  9  SOLE DISPOSITIVE POWER                          11,046,955
                  --------------------------------------------------------------


      10  SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 11,046,955
--------------------------------------------------------------------------------

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /
--------------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              17.4%
--------------------------------------------------------------------------------



    14  TYPE OF REPORTING PERSON*                                          IN
--------------------------------------------------------------------------------




                                 (Page 3 of 4)

      Item 4.   Purpose of Transaction.

                  The Reporting Persons acquired the Subject Securities in order to provide continuing support to management and the Issuer in both the search for and acquisition of a new business. The Reporting Persons presently intend to vote their Common Stock in support of the reinvestment of the proceeds of certain divestitures (the "Divestiture Proceeds") in a new business and against the liquidation of the Issuer.

                  (a) Depending on market conditions and the success of management in identifying and consummating an acquisition of a new business, the Reporting Persons may acquire more or dispose of their shares of Common Stock.

                  (b)-(c) The Reporting Persons presently intend to vote their Common Stock in support of the reinvestment of the Divestiture Proceeds in a new business and against the liquidation of the Issuer. Under a plan of restructuring approved by the Issuer's stockholders on or about September 21, 1999 (the "Plan"), the Issuer's board of directors (the "Board") is authorized, among other things, to reinvest the Divestiture Proceeds through the acquisition of a new business. The Divestiture Proceeds are a material amount of the Issuer's assets. Under the Plan, in the event the Issuer is unable, or chooses not, to reinvest the Divestiture Proceeds in a new business, the Board is required to liquidate the Issuer through a distribution to stockholders.

                (d) Mr. Comfort was elected to the Board on January 5, 2000. As a result of recent resignations from the Board, he is one of five members.

                  (e)-(j)     Not Applicable.


                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      Dated: January 11, 2000


                                           LDN STUYVIE PARTNERSHIP


                                           By:/s/ Stuyvesant Pierrepont Comfort
                                                  -----------------------------
                                           BY:    Stuyvesant Pierrepont Comfort

                                           Title:   General Partner



                                               /s/ Stuyvesant Pierrepont Comfort
                                               ---------------------------------
                                               STUYVESANT PIERREPONT COMFORT



                                 (Page 4 of 4)